Mail Stop 4561

October 26, 2006

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

> **RE:** **National Bank of Greece S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed July 14, 2006**
> **File No. 1-14960**

Dear Mr. Thomopoulos,

We have reviewed your letter filed on September 20, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10: Trading Assets, page F-25

1.   We note your response and proposed disclosure related to comment 2 from our September 6, 2006 letter. Please revise future filings to comply with the presentation and disclosure requirements in paragraph 4e of SFAS 155.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your response to our comment, indicate your intent to include the requested revisions in future filings and provide your proposed disclosures. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3490 if you have questions regarding our comment.

Sincerely,

Don Walker
Senior Assistant Chief
Accountant